Exhibit 99.1

News Release

Endeavour Silver Posts Form 40F on Company’s Website

Vancouver, Canada - May 4, 2009 - Endeavour Silver Corp. (EDR: TSX) (EJD: DB-Frankfurt) (EXK: NYSE-Amex) announces today that its SEC Form 40F and Annual Information Form, dated December 31st, 2008 are now available on the company’s website www.edrsilver.com  by clicking on the following link: http://www.edrsilver.com/s/Form40F.asp

It should be noted that both of these documents were filed March 31, 2009 with the S.E.C. and with Canadian securities regulatory authorities and that anybody wishing this material in hard copy should contact the company and it will be provided free of charge.

Endeavour Silver Corp. (EDR: TSX) (EJD: DB-Frankfurt) (EXK: NYSE-Amex) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted four consecutive years of aggressive silver production and resource growth. The organic expansion programs now underway at Endeavour's two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.